

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2015

Mail Stop 4631

<u>Via E-Mail</u>
C. Douglas Mitchell
Chief Financial Officer
Medbox, Inc.
600 Wilshire Blvd. Suite 1500
Los Angeles, CA 90017

> **Re: Medbox, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 26, 2015**
> **File No. 000-54928**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders' respective relationships to Medbox, Inc. in materially complete detail. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

2.   We note your disclosure that your Articles of Incorporation originally authorized the issuance of up to 100,000,000 shares of capital stock. Please reconcile such disclosure with your Certificate of Amendment filed as Exhibit 3.10 to your Registration Statement on Form S-1 filed on July 17, 2013, which authorizes the issuance of up to 110,000,000 shares of capital stock.

Reasons for the Capital Stock Increase

3.   Please revise your filing to state clearly whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If such plans or intentions exist, please provide the disclosure required by Item 1 of Schedule 14C.

Effect of the Capital Stock Increase

4.   Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Security Ownership of Certain Beneficial Owners and Management

5.   As presented, the information disclosed in the beneficial ownership chart appears incorrect. For example, the table indicates that Vincent Mehdizadeh owns 24,778,746 shares, which includes the shares owned by PVM International Inc. and Vincent Chase Inc. PVM International Inc. and Vincent Chase Inc. appear to own 24,958,746 shares together. In addition, your filing includes disclosure that effective August 24, 2015 Vincent Chase, Inc. cancelled its 2 million shares of Preferred Stock and 3 million shares of Common Stock, yet this cancellation is not reflected in the beneficial ownership table. Please revise your table to clarify the amount and nature of the ownership of each beneficial owner. If any of the beneficial owners listed has the right to acquire the securities through the exercise of any option or warrant or through the conversion of another security, please clarify what those option, warrant, or conversion rights are and from what agreement they derive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-Mail
        Scott Schwartz
        Manatt, Phelps & Phillips, LLP